Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2022

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated October 27, 2022 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2022. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2022.
Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the "Managing Risk" and "Other Information and Advisories" sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021, the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020, our Annual Information Form for the year ended December 31, 2021 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); and London Inter-Bank Offered Rate ("LIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
About Eldorado
Eldorado Gold Corporation is a Canadian gold and base metals producer with more than 30 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkiye1, Canada, Greece, and Romania2. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, Lamaque in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania2.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,600 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
1 In December 2021, Turkey began the move to change its internationally recognized name in English from Turkey to Turkiye. In June 2022, the United Nations announced it would recognize the new name. Eldorado is proud of its long history of strong relations with Turkiye and is pleased to adopt the new name.
2 In October 2022, we entered into an agreement to sell the Certej project. See additional discussion in the section - Development Projects.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations (4)	2022	2021	2022	2021
Revenue	$217.7	$238.4	$625.8	$696.3
Gold produced (oz)	118,791	125,459	325,462	353,268
Gold sold (oz)	118,388	125,189	320,491	352,923
Average realized gold price ($/oz sold) (2)	$1,688	$1,772	$1,801	$1,781
Production costs	123.5	110.2	337.4	331.5
Cash operating costs ($/oz sold) (2,3)	803	646	807	644
Total cash costs ($/oz sold) (2,3)	892	743	902	726
All-in sustaining costs ($/oz sold) (2,3)	1,259	1,133	1,289	1,066
Net (loss) earnings for the period (1)	(50.5)	8.5	(390.0)	53.9
Net (loss) earnings per share – basic ($/share) (1)	(0.27)	0.05	(2.13)	0.30
Adjusted net (loss) earnings (1,2)	(8.0)	39.9	(13.2)	94.2
Adjusted net (loss) earnings per share ($/share) (1,2)	(0.04)	0.22	(0.07)	0.52
Net cash generated from operating activities	52.5	105.1	114.7	253.3
Cash flow from operating activities before changes in working capital (2)	55.0	101.0	153.1	258.1
Free cash flow (2)	(25.9)	29.7	(115.5)	39.3
Cash, cash equivalents and term deposits	$306.4	$439.3	$306.4	$439.3

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Key Business Developments
Project Financing
In September 2022, we entered into a mandate letter (the "Mandate Letter") with Greek banks for a credit committee approved €680 million project finance facility for the development of the Skouries project in Northern Greece. The Mandate Letter includes a long-form term sheet, which contains customary terms and conditions, including with respect to due diligence, and remains subject to negotiation of definitive binding loan documentation and to other approvals and conditions, including board approval.
The Company's $250 million amended and restated senior secured credit facility also was also amended in September 2022 to permit the revolving credit facility to be used to provide a bank-issued letter of credit in favour of the Greek banks under the Mandate Letter, if and when definitive binding loan documentation is entered into. The bank-issued letter of credit would be used to backstop the Company's expected equity commitments to Hellas Gold S.A. in respect of the expected development and construction of the Skouries project in Northern Greece. See additional discussion in the sections - Development Projects and Financial Condition and Liquidity.
Cost Increases
During the first nine months of 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to the novel coronavirus ("COVID-19"). Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Certain costs in Turkiye also increased in response to continued high consumer inflation rates, which reached 83% for the twelve-month period ended September 30, 2022. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by continued weakening of the Turkish Lira during 2022, decreasing to 18.5 Turkish Lira per U.S. dollar at September 30, 2022 from 13.0 Turkish Lira per U.S. dollar at December 31, 2021. Cost increases in Greece were also partly offset by weakening of the Euro during 2022 to 1.03 U.S. dollars per Euro at September 30, 2022 from 1.13 U.S. dollars per Euro at December 31, 2021.
Electricity prices increased in Greece following market changes in late 2021 and were more recently exacerbated by supply concerns as a result of the Russia-Ukraine war. Increases were partly mitigated by state subsidies introduced in 2022 that contributed to a reduction in effective average electricity prices for Olympias by approximately 26% in Q2 2022 as compared to effective average electricity prices in Q1 2022. However, effective average electricity prices subsequently rose by approximately 29% in Q3 2022 as compared to Q2 2022 in line with escalating market prices, despite continued subsidies. Electricity represented approximately 14% of direct operating costs at Olympias in Q3 2022.
Cash operating costs were also negatively impacted during 2022 by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. The import charge has been effective since October 1, 2021. China was the primary destination of Olympias gold concentrate in 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. However, shipments to alternative markets commenced in mid-2022 and continue to be explored.
Q1 2022 Production Challenges
In January and February of 2022, our gold production was impacted by a number of challenges. These included: higher-than-anticipated absenteeism at all sites related to the surge of the COVID-19 Omicron variant; snowfall and prolonged freezing temperatures impacting ore conveyance and stacking at Kisladag; government-mandated power outages of approximately three days at Kisladag; and snowfall combined with power outages impacting production for approximately nine days at Olympias. Ore tonnes mined and gold grade returned to planned levels at most mines in March and underground mine development at Lamaque progressed in the latter part of the first quarter as manpower increased. See additional discussion in the section - Quarterly Operations Update.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
2022 Outlook
We are maintaining our 2022 annual guidance of 460,000 – 490,000 ounces consolidated gold production and continue to track toward the lower end of guidance as a result of production challenges in Q1 2022. Gold production at Kisladag continues to be weighted to the second half of the year and full-year 2022 production at Olympias is expected to be lower than planned.
We are also maintaining our 2022 annual guidance announced in July 2022 for consolidated cash operating costs of $700-$750 per ounce sold, total cash costs of $790-$840 per ounce sold and all-in sustaining costs of $1,180-$1,280 per ounce sold.
As a bridge to the completion of a financing package, we are allocating additional capital to the Skouries project in 2022. Growth capital at Skouries will increase by $30-$40 million to total $60-$80 million in 2022, of which we expect a significant portion to be spent in Q4 2022.
We continue to monitor the impact of both COVID-19 and sanctions imposed as a result of the Russia-Ukraine war on procurement of supplies and parts. No significant disruptions have been experienced to date. We also continue to monitor impacts on our customers, including re-directing concentrate shipments as required.
Certej Project Impairment
In October 2022, we entered into an agreement to sell the Certej project, a non-core gold asset. As a result of the plan to sell, we recorded impairment of $365.4 million ($345.4 million net of deferred tax) in Q1 2022 and $29.3 million in Q3 2022. See additional discussion in the section - Development Projects.
Investment in G Mining Ventures Corp. ("GMIN")
In July 2022, we completed the acquisition of 32.5 million common shares of GMIN for cash consideration of CDN $26.0 million ($20.0 million). Upon closing, we owned approximately 19.0% of GMIN common shares outstanding, continuing our interest in the Tocantinzinho gold project in Brazil. The second tranche of the GMIN private placement closed in September 2022, after which our ownership decreased to approximately 17.7% of GMIN common shares outstanding.
Sustainability
On May 31, 2022, we published our 2021 Sustainability Report, detailing our environmental, social and governance performance. The 2021 Sustainability Report is our 10th annual published report and has been produced in accordance with the requirements of the core Global Reporting Initiative, and serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
On February 8, 2022, we published our inaugural Climate Change and Greenhouse Gas ("GHG") Emissions report and have set a target of mitigating GHG emissions by 30%, from 2020 levels, by 2030 on a ‘business as usual’ basis, which is equal to approximately 65,000 tonnes of carbon dioxide equivalent. The inaugural report supports our phased alignment with the recommendations of the Task Force on Climate-related Financial Disclosures and details our governance, strategy, risk management, metrics and targets around climate change risks and opportunities.
Labour Agreement Updates
In January 2022, we completed a two-year collective bargaining agreement with our labour union in Turkiye. Adjustments were incorporated in light of continued high consumer inflation rates to support our workforce with rising costs of food and electricity. In April 2022, we also completed a two-year collective bargaining agreement with our labour unions in Greece. The agreement incorporates technology and flexibility to support the achievement of productivity and efficiency targets.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Updated Lamaque Technical Study
On February 24, 2022, we announced the results of a technical study updating the current Lamaque operation, including updated economics on the Upper Triangle deposit (zones C1 through C5), as well as preliminary economic assessments on the inferred mineral resources on the Lower Triangle deposit (zones C6 through C10) and the Ormaque deposit. Highlights of the study using a gold price assumption of $1,500 per ounce include:
•NPV (5%) of $459 million for the Upper Triangle mineral reserves;
•NPV (5%) of $162 million for the Lower Triangle inferred mineral resources; and
•NPV (5%) of $197 million for the Ormaque inferred mineral resources.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.96 in Q3 2022, an increase from the LTIFR of nil in Q3 2021. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q3 2022, we produced 118,791 ounces of gold, a decrease of 5% from Q3 2021 production of 125,459 ounces and an increase of 5% from Q2 2022 production of 113,462 ounces.
•Kisladag produced 37,741 ounces during the quarter, a decrease of 26% from Q3 2021 production of 51,040 ounces and an increase of 35% from Q2 2022 production of 27,973 ounces. Production in the quarter benefited from increased tonnes placed on the heap leach pad in Q2 2022 but throughput remained below 2021 levels due to continued debottlenecking of the belt agglomeration circuit, reducing stacking capacity.
•Lamaque produced 42,454 ounces during the quarter, an increase of 14% from Q3 2021 production of 37,369 ounces and a decrease of 10% from Q2 2022 production of 46,917 ounces. The increase in the quarter compared to Q3 2021 was primarily due to higher average grade and partly offset by lower throughput.
•Efemcukuru produced 22,473 ounces during the quarter, a decrease of 4% from Q3 2021 production of 23,305 ounces and a decrease of 1% from Q2 2022 production of 22,793 ounces. Higher throughput in Q3 2022 partly offset the planned decrease in average gold grade from Q3 2021.
•Olympias produced 16,123 ounces during the quarter, an increase of 17% from Q3 2021 production of 13,745 ounces and an increase of 2% from Q2 2022 production of 15,779 ounces. The increases were primarily due to higher average gold grade in the quarter.
Gold sales in Q3 2022 totalled 118,388 ounces, a decrease of 5% from 125,189 ounces sold in Q3 2021 and an increase of 10% from 107,631 ounces sold in Q2 2022. The lower sales volume compared with the prior year primarily reflects a decrease in production at Kisladag. Total gold sales of 320,491 ounces in the nine months ended September 30, 2022 decreased from 352,923 ounces in the nine months ended September 30, 2021 as a result of production challenges in Q1 2022.
The average realized gold price3 was $1,688 per ounce sold in Q3 2022, a decrease from $1,772 per ounce sold in Q3 2021 and $1,801 per ounce sold in the nine months ended September 30, 2022, an increase from $1,781 per ounce sold in the nine months ended September 30, 2021.
Total revenue was $217.7 million in Q3 2022, a decrease of 9% from $238.4 million in Q3 2021 and an increase of 2% from $213.4 million in Q2 2022. Total revenue was $625.8 million in the nine months ended September 30, 2022, a decrease from $696.3 million in the nine months ended September 30, 2021. The decreases in both three and nine-month periods were primarily due to lower sales volumes, and decreases in the three-month period were also due to the 5% decrease in average realized gold price.
Production Costs and Unit Cost Performance
Production costs increased to $123.5 million in Q3 2022 from $110.2 million in Q3 2021 and to $337.4 million in the nine months ended September 30, 2022 from $331.5 million in the nine months ended September 30, 2021. Increases in both periods were primarily due to substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to the novel coronavirus ("COVID-19"). Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Production costs include royalty expense which decreased to $10.6 million in Q3 2022 from $12.2 million in Q3 2021 and increased to $30.4 million in the nine months ended September 30, 2022 from $28.9 million in the nine months ended September 30, 2021. The decrease in royalty expense in the three-month period reflected lower sales volumes and a lower average realized gold price. The increase in royalty expense in the nine-month period was partly due to a $4.5 million reversal of expense recorded in Q1 2021 following an amendment of retroactive gold royalty rates in Turkiye. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.
Cash operating costs4 averaged $803 per ounce sold in Q3 2022, an increase from $646 in Q3 2021, and cash operating costs per ounce sold averaged $807 in the nine months ended September 30, 2022, an increase from $644 in the nine months ended September 30, 2021. Increases in both three and nine-month periods were primarily due to lower production at Kisladag and price increases for certain commodities and consumables. Cash operating costs per ounce sold at Efemcukuru in Q3 2021 also benefited from the structure of concentrate sales contracts which resulted in lower selling costs in that quarter.
AISC per ounce sold3 averaged $1,259 in Q3 2022, an increase from $1,133 in Q3 2021, and AISC per ounce sold averaged $1,289 in the nine months ended September 30, 2022, an increase from $1,066 in the nine months ended September 30, 2021. Increases in both three and nine-month periods primarily reflect the increases in cash operating costs per ounce sold, and increases in the nine-month period were also due to higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $61.3 million in Q3 2022, compared to $50.7 million in Q3 2021, and $164.8 million in the nine months ended September 30, 2022, compared to $154.2 million in the nine months ended September 30, 2021. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Depreciation expense in both periods reflects an increase in depreciation on a per ounce basis primarily as a result of lower gold grades at Kisladag and Efemcukuru, partly offset by lower sales volumes.
Mine standby costs decreased to $8.0 million in Q3 2022 from $9.1 million in Q3 2021 and increased to $30.4 million in the nine months ended September 30, 2022 from $12.8 million in the nine months ended September 30, 2021. Mine standby costs primarily related to Stratoni in 2022 as the mine and mill transitioned to care and maintenance during the year. Mine standby costs of $7.2 million were incurred at Stratoni in Q3 2021 during a two-month shutdown to remediate ground support conditions following a fall of rock.
Impairment expense of $365.4 million ($345.4 million net of deferred tax) was recorded in Q1 2022 relating to the Certej gold project in Romania, as a result of a plan to consider selling the project. An additional impairment of $29.3 million was recognized in Q3 2022 as a result of the agreement to sell the project. The impairment relates primarily to the mineral property asset and reflects the fair value of this asset, based on the expected sale consideration.
Write-downs of $23.5 million in the nine months ended September 30, 2022 included $19.8 million ($15.4 million net of deferred tax) relating to property, plant and equipment at Kisladag. The write-downs were recognized in Q1 2022 on crushing and conveying equipment that was decommissioned as a result of the installation and commissioning of the high-pressure grinding roll circuit ("HPGR").
Foreign exchange losses totalled $0.5 million in Q3 2022 compared to foreign exchange gains of $0.6 million in Q3 2021. Foreign exchange gains totalled $8.7 million in the nine months ended September 30, 2022 compared to $6.8 million in the nine months ended September 30, 2021. Year-to-date gains in both periods were primarily due to
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022 the weakening of the Turkish Lira and the Euro, which resulted in downward revaluation of liabilities denominated in local currencies.
Finance costs decreased to $9.3 million in Q3 2022 from $41.0 million in Q3 2021 and to $35.2 million in the nine months ended September 30, 2022 from $66.9 million in the nine months ended September 30, 2021. Decreases in both periods are primarily due to costs associated with the early redemption of senior secured notes recognized in Q3 2021, including a redemption premium of $21.4 million and the amortization of deferred finance costs of $9.7 million.
Income Tax
Income tax expense from continuing operations increased to $27.4 million in Q3 2022 from $5.6 million in Q3 2021 and increased to $66.5 million in the nine months ended September 30, 2022 from $45.2 million in the nine months ended September 30, 2021.
Current tax expense increased to $15.7 million in Q3 2022 from $9.1 million in Q3 2021 and to $59.3 million in the nine months ended September 30, 2022 from $52.4 million in the nine months ended September 30, 2021.
Current tax expense in both periods related primarily to operations in Turkiye, of which $14.8 million and $49.9 million was recognized in the three and nine months ended September 30, 2022, respectively. Current tax expense increased in Q3 2022 compared to prior periods as a result of substantial completion of the heap leach improvements upon which an investment tax credit is available. The investment tax credit reduces the corporate tax rate and resulted in a $0.8 million reduction in Q3 2022, compared to reductions of $10.0 million and $38.7 million in the three and nine-month periods ended September 30, 2021, respectively. Current tax expense also included $4.4 million and $14.4 million in the three and nine months ended September 30, 2022, respectively, for withholding tax on earnings repatriated from Turkiye and approximately $5.5 million and $19.2 million in the three and nine months ended September 30, 2022, respectively, for taxable unrealized foreign exchange gains. Current tax expense was reduced in the first nine months of 2022 by tax exemptions associated with Turkish Lira deposits. The Turkish Lira deposits are protected against weakening of the Turkish Lira against the U.S. dollar and any resulting foreign exchange gains, retroactive to October 1, 2021, are exempt from tax. These exemptions reduced current tax by $4.0 million in Q3 2022 and by $9.8 million in the nine months ended September 30, 2022, of which $4.1 million represented a credit for current tax expense in Q4 2021.
Current tax expense also included Quebec mining duties of $0.9 million and $9.5 million in the three and nine months ended September 30, 2022, respectively, compared to $3.9 million and $8.4 million in the three and nine months ended September 30, 2021, respectively. The increased expense in the nine months ended September 30, 2022 was due to increased production and sales.
Deferred income tax expense was $11.8 million in Q3 2022 compared to a recovery of $3.5 million in Q3 2021 and was $7.1 million in the nine months ended September 30, 2022 compared to a recovery of $7.2 million in the nine months ended September 30, 2021. Deferred income tax in the three and nine-months ended September 30, 2022 included expenses of $18.4 million and $54.2 million, respectively, due to the weakening of local currencies, primarily the Turkish Lira and the Euro, in which income tax is determined. Deferred income tax in the nine-months ended September 30, 2022 also included a $15.9 million recovery on the recognition of certain Canadian tax losses in Q2 2022, a $20.0 million recovery relating to the impairment of the Certej project in Q1 2022 and a $1.0 million recovery relating to the impact of tax rate changes on opening deferred tax balances in Turkiye in Q1 2022.
On January 22, 2022, a decrease in the corporate income tax rate in Turkiye was announced for certain qualifying corporations. As a result, the current effective corporate income tax rate for mining profits from our Turkish operations decreased to 22% from 23% for 2022 and will decrease to 19% from 20% for 2023 onwards.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Net Earnings (Loss) Attributable to Shareholders
We reported net loss attributable to shareholders from continuing operations of $50.5 million ($0.27 loss per share) in Q3 2022 compared to net earnings of $8.5 million ($0.05 per share) in Q3 2021 and net loss of $390.0 million ($2.13 loss per share) in the nine months ended September 30, 2022 compared to net earnings of $53.9 million ($0.30 per share) in the nine months ended September 30, 2021. The net loss in the nine months ended September 30, 2022 was primarily due to the impairment of the Certej project, a non-core gold asset, the write-down of decommissioned equipment at Kisladag, lower sales volumes, higher mine standby costs and higher income tax expense.
Adjusted net loss5 was $8.0 million ($0.04 loss per share) in Q3 2022 compared to adjusted net earnings of $39.9 million ($0.22 per share) in Q3 2021. Adjusted net loss in Q3 2022 removed an $18.4 million loss on foreign exchange due to translation of deferred tax balances and a $29.3 million impairment of the Certej project.
Adjusted net loss was $13.2 million ($0.07 loss per share) in the nine months ended September 30, 2022 compared to adjusted net earnings of $94.2 million ($0.52 per share) in the nine months ended September 30, 2021. Adjustments to net earnings in the nine months ended September 30, 2022 removed the $394.7 million ($302.1 million attributable to shareholders and net of deferred tax) non-cash impairment of Certej, a $54.2 million loss on foreign exchange due to translation of deferred tax balances, $14.2 million non-cash write-downs (net of deferred tax) primarily relating to decommissioned equipment at Kisladag, a $7.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and a $1.0 million deferred tax recovery relating to the impact of tax rate changes in Turkiye.

5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2022	2021	2022	2021
Consolidated
Ounces produced	118,791	125,459	325,462	353,268
Ounces sold	118,388	125,189	320,491	352,923
Production costs (1)	$123.5	$110.2	$337.4	$331.5
Cash operating costs ($/oz sold) (2,3)	$803	$646	$807	$644
All-in sustaining costs ($/oz sold) (2,3)	$1,259	$1,133	$1,289	$1,066
Sustaining capital expenditures (3)	$32.8	$34.7	$89.6	$79.3
Kisladag
Ounces produced	37,741	51,040	95,494	141,229
Ounces sold	37,721	51,038	94,380	142,593
Production costs	$32.7	$38.9	$87.9	$93.8
Cash operating costs ($/oz sold) (2,3)	$752	$612	$800	$546
All-in sustaining costs ($/oz sold) (2,3)	$993	$916	$1,049	$755
Sustaining capital expenditures (3)	$4.8	$8.2	$11.6	$14.7
Lamaque
Ounces produced	42,454	37,369	122,748	101,847
Ounces sold	42,385	37,381	122,165	101,136
Production costs	$28.8	$25.3	$87.5	$72.3
Cash operating costs ($/oz sold) (2,3)	$650	$646	$684	$683
All-in sustaining costs ($/oz sold) (2,3)	$1,106	$1,130	$1,082	$1,117
Sustaining capital expenditures (3)	$18.2	$13.7	$44.7	$34.0
Efemcukuru
Ounces produced	22,473	23,305	66,322	70,076
Ounces sold	22,488	23,825	67,298	70,961
Production costs	$17.7	$16.6	$55.2	$49.1
Cash operating costs ($/oz sold) (2,3)	$709	$552	$689	$534
All-in sustaining costs ($/oz sold) (2,3)	$1,039	$911	$1,075	$839
Sustaining capital expenditures (3)	$4.1	$5.3	$13.5	$11.7
Olympias
Ounces produced	16,123	13,745	40,898	40,116
Ounces sold	15,794	12,945	36,648	38,233
Production costs	$44.3	$27.3	$106.6	$85.2
Cash operating costs ($/oz sold) (2,3)	$1,466	$952	$1,455	$1,110
All-in sustaining costs ($/oz sold) (2,3)	$2,070	$1,728	$2,240	$1,806
Sustaining capital expenditures (3)	$5.7	$7.5	$19.8	$19.0

(1)Includes production costs of Stratoni (base metals production) in 2021 (Q3 2021: $2.0 million, YTD 2021: $31.1 million). Operations at Stratoni were suspended at the end of 2021.
(2)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Kisladag

	3 months ended September 30,		9 months ended September 30,
Operating Data	2022	2021	2022	2021
Tonnes placed on pad	3,045,851	3,258,366	8,039,175	9,752,961
Head grade (g/t gold)	0.72	0.71	0.71	0.76
Gold ounces produced	37,741	51,040	95,494	141,229
Gold ounces sold	37,721	51,038	94,380	142,593
Average realized gold price ($/oz sold) (1)	$1,725	$1,795	$1,814	$1,799
Cash operating costs ($/oz sold) (1)	$752	$612	$800	$546
All-in sustaining costs ($/oz sold) (1)	$993	$916	$1,049	$755
Financial Data
Revenue	$65.7	$92.5	$173.3	$258.9
Production costs	32.7	38.9	87.9	93.8
Depreciation and depletion	16.5	14.9	41.5	37.9
Earnings from mine operations	16.6	38.7	44.0	127.2
Growth capital expenditures (1)	17.6	17.7	61.3	70.9
Sustaining capital expenditures (1)	$4.8	$8.2	$11.6	$14.7

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 37,741 ounces of gold in Q3 2022, a 35% increase from 27,973 ounces produced in Q2 2022. Production in the quarter benefited from increased tonnes placed on the heap leach pad in Q2 2022, following reduced productivity in early 2022 as a result of snowfall and prolonged freezing temperatures. However, gold production in the quarter decreased 26% from 51,040 ounces in Q3 2021 as tonnes placed on the heap leach pad during 2022 remain below 2021 levels due to continued debottlenecking of the belt agglomeration circuit, reducing stacking capacity. On-belt agglomeration continues to perform as expected and the HPGR is performing to plan with recovery rates as expected. Average grade of 0.72 grams per tonne in Q3 2022 increased slightly from 0.71 grams per tonne in Q3 2021 and decreased from 0.76 grams per tonne in Q2 2022.
Revenue decreased to $65.7 million in Q3 2022 from $92.5 million in Q3 2021, reflecting lower sales in the quarter, and to a lesser extent, a decrease in the average realized gold price.
Production costs decreased to $32.7 million in Q3 2022 from $38.9 million in Q3 2021 primarily due to a reduction in consumables used in line with lower production and efficiencies from the HPGR circuit, and weakening of the Turkish Lira. These savings were partly offset by price increases in labour, reagents, electricity, and fuel. Lower production resulted in an increase in cash operating costs per ounce sold to $752 in Q3 2022 from $612 in Q3 2021. AISC per ounce sold increased to $993 in Q3 2022 from $916 in Q3 2021 primarily due to the increase in cash operating costs per ounce sold and was partly offset by a reduction in sustaining capital expenditure.
Sustaining capital expenditures of $4.8 million in Q3 2022 and $11.6 million in the nine months ended September 30, 2022 primarily included equipment rebuilds and processing improvements. Growth capital expenditures of $17.6 million and $61.3 million in the three and nine months ended September 30, 2022 included waste stripping to support the mine life extension and construction of the first phase of the North heap leach pad.
In conjunction with the North heap leach pad, we are investing in additional higher-capacity mobile conveyors which are expected to enhance materials handling capabilities in the belt agglomeration circuit and increase throughput. Installation is expected to be complete in late 2022. We are also installing an agglomeration drum, expected to be commissioned in the first half of 2023, which is expected to improve the quality, consistency and permeability of the agglomeration process. With these investments, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Lamaque

	3 months ended September 30,		9 months ended September 30,
Operating Data	2022	2021	2022	2021
Tonnes milled	184,599	199,746	612,065	571,520
Head grade (g/t gold)	7.28	5.99	6.38	5.72
Average recovery rate	98.2%	97.1%	97.8%	96.8%
Gold ounces produced	42,454	37,369	122,748	101,847
Gold ounces sold	42,385	37,381	122,165	101,136
Average realized gold price ($/oz sold) (1)	$1,717	$1,778	$1,817	$1,791
Cash operating costs ($/oz sold) (1)	$650	$646	$684	$683
All-in sustaining costs ($/oz sold) (1)	$1,106	$1,130	$1,082	$1,117
Financial Data
Revenue	$73.1	$66.8	$223.0	$182.3
Production costs	28.8	25.3	87.5	72.3
Depreciation and depletion	16.8	15.1	51.8	46.4
Earnings from mine operations	27.5	26.4	83.7	63.5
Growth capital expenditures (1)	1.5	10.1	4.2	26.0
Sustaining capital expenditures (1)	$18.2	$13.7	$44.7	$34.0

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 42,454 ounces of gold in Q3 2022, an increase of 14% from 37,369 ounces in Q3 2021. The increase was primarily due to higher average grade and partly offset by lower throughput. Tonnes processed were reduced by COVID-19 related absenteeism in July and early August before returning to normal levels. Average grade increased to 7.28 grams per tonne in Q3 2022 from 5.99 grams per tonne in Q3 2021 and from 6.63 grams per tonne in Q2 2022. Underground development of high-grade stopes progressed well during the quarter.
Revenue increased to $73.1 million in Q3 2022 from $66.8 million in Q3 2021 primarily due to higher production in the quarter and partly offset by a lower average realized gold price.
Production costs increased to $28.8 million in Q3 2022 from $25.3 million in Q3 2021, primarily due to higher production in the quarter. Cash operating costs per ounce sold rose slightly to $650 in Q3 2022 from $646 in Q3 2021 as cost increases for consumables were mostly offset by higher production and cost savings from a weaker Canadian dollar.
AISC per ounce sold decreased to $1,106 in Q3 2022 from $1,130 in Q3 2021 primarily due to higher gold production in the quarter and reduced sustaining exploration expenditure. These reductions were partly offset by an increase in sustaining capital expenditure.
Sustaining capital expenditures of $18.2 million in Q3 2022 and $44.7 million in the nine months ended September 30, 2022 primarily included underground development and expansion of the tailings management facility. Growth capital expenditures of $1.5 million in Q3 2022 and $4.2 million in the nine months ended September 30, 2022 were primarily related to construction of underground infrastructure.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Efemcukuru

	3 months ended September 30,		9 months ended September 30,
Operating Data	2022	2021	2022	2021
Tonnes milled	139,203	134,857	407,610	394,054
Head grade (g/t gold)	5.74	6.44	5.88	6.57
Average recovery rate (to concentrate)	94.1%	94.5%	93.5%	94.0%
Gold ounces produced (1)	22,473	23,305	66,322	70,076
Gold ounces sold	22,488	23,825	67,298	70,961
Average realized gold price ($/oz sold) (2)	$1,574	$1,735	$1,761	$1,767
Cash operating costs ($/oz sold) (2)	$709	$552	$689	$534
All-in sustaining costs ($/oz sold) (2)	$1,039	$911	$1,075	$839
Financial Data
Revenue	$34.3	$41.9	$117.0	$126.7
Production costs	17.7	16.6	55.2	49.1
Depreciation and depletion	11.2	10.9	33.0	32.5
Earnings from mining operations	5.4	14.4	28.8	45.2
Growth capital expenditures (2)	3.9	—	4.4	—
Sustaining capital expenditures (2)	$4.1	$5.3	$13.5	$11.7

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 22,473 payable ounces of gold in Q3 2022, a 4% decrease from 23,305 payable ounces in Q3 2021. The decrease was primarily due to a planned decrease in grade to 5.74 grams per tonne in Q3 2022 from 6.44 grams per tonne in Q3 2021, and was partly offset by higher throughput in the quarter.
Revenue decreased to $34.3 million in Q3 2022 from $41.9 million in Q3 2021. The decrease was primarily due to a lower average realized gold price during Q3 2022 as a result of downward revaluations of provisional pricing in the quarter in line with movements in the gold price.
Production costs increased to $17.7 million in Q3 2022 from $16.6 million in Q3 2021 primarily due to increased tonnes processed, combined with cost increases in electricity, and consumables. The increase in production costs, combined with slightly lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $709 in Q3 2022 from $552 in Q3 2021. Cash operating costs per ounce sold in Q3 2021 also benefited from the structure of concentrate sales contracts which resulted in lower selling costs in that quarter.
AISC per ounce sold increased to $1,039 in Q3 2022 from $911 in Q3 2021. The increase was primarily due to the increase in cash operating costs per ounce sold and was partly offset by lower sustaining capital expenditure.
Sustaining capital expenditures of $4.1 million in Q3 2022 and $13.5 million in the nine months ended September 30, 2022 were primarily underground development and equipment rebuilds. Growth capital expenditures of $4.4 million in the nine months ended September 30, 2022 included resource conversion drilling at Kokarpinar.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Olympias

	3 months ended September 30,		9 months ended September 30,
Operating Data	2022	2021	2022	2021
Tonnes milled	102,608	103,939	294,281	314,681
Head grade (g/t gold)	8.80	7.27	7.80	6.86
Head grade (g/t silver)	102.22	95.30	103.74	87.18
Head grade (% lead)	3.2%	2.9%	3.2%	2.7%
Head grade (% zinc)	4.0%	4.6%	3.8%	3.7%
Gold average recovery rate (to concentrate)	83.4%	87.1%	82.5%	86.6%
Silver average recovery rate (to concentrate)	82.9%	82.2%	82.5%	81.5%
Lead average recovery rate (to concentrate)	83.0%	83.9%	83.2%	83.9%
Zinc average recovery rate (to concentrate)	82.0%	86.6%	81.8%	84.9%
Gold ounces produced (1)	16,123	13,745	40,898	40,116
Gold ounces sold	15,794	12,945	36,648	38,233
Silver ounces produced (1)	270,794	248,674	783,309	683,590
Silver ounces sold	243,454	263,628	868,613	728,932
Lead tonnes produced (1)	2,622	2,437	7,506	6,736
Lead tonnes sold	2,335	2,649	8,458	7,054
Zinc tonnes produced (1)	2,878	3,441	7,802	8,243
Zinc tonnes sold	5,279	1,207	8,847	5,898
Average realized gold price ($/oz sold) (2)	$1,685	$1,730	$1,791	$1,714
Cash operating costs ($/oz sold) (2)	$1,466	$952	$1,455	$1,110
All-in sustaining costs ($/oz sold) (2)	$2,070	$1,728	$2,240	$1,806
Financial Data
Revenue	$44.6	$35.4	$112.0	$102.9
Production costs	44.3	27.3	106.6	85.2
Depreciation and depletion	16.2	9.1	37.0	35.5
Loss from mining operations	(15.9)	(1.0)	(31.6)	(17.8)
Growth capital expenditures (2)	1.2	1.5	4.3	4.0
Sustaining capital expenditures (2)	$5.7	$7.5	$19.8	$19.0

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 16,123 ounces of gold in Q3 2022, a 17% increase from 13,745 ounces in Q3 2021 and primarily reflected higher average gold grade. Lead and silver production also increased in Q3 2022 as compared to Q3 2021 as a result of higher average grades while zinc production decreased due to lower average grade and recovery rates. Transformation initiatives are on-going as the mine continues to ramp up productivity.
Revenue increased to $44.6 million in Q3 2022 from $35.4 million in Q3 2021 primarily as a result of higher zinc sales volumes in the quarter due to timing of concentrate shipments. Revenue was also impacted during the quarter by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. This import charge, effective since October 1, 2021, reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. However, shipments to alternative markets commenced in mid-2022 and continue to be explored. Revenue from gold concentrate sales increased slightly in

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022 the quarter in line with higher production and revenue from lead-silver concentrate sales decreased in the quarter due to timing of bulk shipments.
Production costs increased to $44.3 million in Q3 2022 from $27.3 million in Q3 2021 reflecting increased volumes of gold and zinc concentrate sold, combined with price increases in electricity, fuel, and other consumables. Cash operating costs per ounce sold increased to $1,466 in Q3 2022 from $952 in Q3 2021, primarily a result of certain production cost increases and the 13% VAT import charge which is included in cash operating costs. These increases were partly offset by higher gold grade and higher revenue from silver and base metal sales, which reduce cash operating costs as by-product credits. Electricity prices in the quarter rose 29% from Q2 2022 levels in line with escalating market prices, despite continued subsidies that lower the effective average price.
AISC per ounce sold increased to $2,070 in Q3 2022 from $1,728 in Q3 2021 primarily due to the increase in cash operating costs per ounce sold and was partly offset by a decrease in sustaining capital expenditure.
Sustaining capital expenditures of $5.7 million in Q3 2022 and $19.8 million in the nine months ended September 30, 2022 primarily included underground development and expansion of tailings facilities. Growth capital expenditures of $1.2 million in Q3 2022 and $4.3 million in the nine months ended September 30, 2022 were primarily related to underground development.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Development Projects
Skouries – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021 we published the results of the Skouries Project Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper (combined approximately 312,000 ounces gold equivalent). The project is expected to provide an after-tax IRR of 19% and an NPV (5%) of $1.3 billion6 with capital costs to complete the project estimated at $845 million. We continue to work towards financing and Board approval for the restart of construction at Skouries.
In September 2022, we entered into the Mandate Letter with Greek banks for a credit committee approved €680 million project finance facility for the development of the Skouries project in Northern Greece. The Mandate Letter includes a long-form term sheet, which contains customary terms and conditions, including with respect to due diligence, and remains subject to negotiation of definitive binding loan documentation and to other approvals and conditions, including board approval. Since the signing of the Mandate Letter, Eldorado has been working diligently with Greek banks to advance loan documentation. A final decision to re-start construction and to approve definitive loan documentation remains subject to Board approval, which we expect to seek before the end of 2022.
The project is significantly advanced and following a re-start of full construction, project completion is expected in approximately 2.5 years. To support site mobilization, we are well-positioned to access a ready pool of labour in the local area for construction of the project. In March 2022, we filed an updated Technical Report for the Skouries Project, dated January 22, 2022, which was prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
We remain focused on execution readiness and critical path activities in engineering, procurement and site enabling works. Capital expenditures totalled $11.8 million in Q3 2022 including expenditures related to progressing building enclosures, other construction, and execution readiness. In Q2 2022, a purchase order was executed for the filter press, with total commitment of $17 million in line with the feasibility study estimate.
In July 2022, we announced that as a bridge to the completion of a financing package, we have allocated additional capital to the Skouries project in 2022. Growth capital at Skouries was increased by $30-$40 million to total $60-$80 million in 2022. We will adhere to the capital discipline thus far, and the scope will continue to focus on the critical path and site mobilization for key activities to support a decision for construction re-start.
Olympias Expansion – Greece
With the successful completion of the Amended Investment Agreement, plans are underway to expand the processing facility to 650ktpa as set forth in our Technical Report for the Olympias Mine dated December 31, 2019 and prepared in accordance with the requirements of NI 43-101. The processing expansion is aligned with the development of the flats area within the mine, which provides a less constrained underground production environment. We submitted a modification to the Kassandra Mines Environmental Impact Assessment in December 2021 as planned, which will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Approval of this modification is anticipated in 2022. Capital investment into an expansion will require sustained performance of the Olympias mine at its current capacity.
Eldorado is also committed to providing the Hellenic state with an updated proposal for refractory ore processing by 2023; this being a strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.

6 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. As a result of a plan to consider selling the Certej project, a non-core gold asset, we recorded an impairment of $365.4 million ($345.4 million net of deferred tax) in Q1 2022.
In October 2022, we entered into an agreement to sell the Certej project. The sale is subject to certain closing conditions, including required regulatory approvals, and is expected to close in late 2022 or early 2023.
Consideration is expected to include:
•$18 million cash upon closing of the transaction;
•Deferred consideration of $12 million in cash, with $5 million and $7 million payable 24 months and 36 months, respectively, following the receipt of the building permit; and
•Eldorado will retain a 1.5% net smelter return ("NSR") royalty on the project.
In Q3 2022, a $29.3 million impairment was recognized to reduce the fair value of the disposal group to $17.0 million, which reflects the upfront cash consideration, less estimated costs of disposal.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Exploration and Evaluation
Exploration and evaluation expenditures in Q3 2022 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkiye and Greece, and to early-stage projects and project generation activities in Turkiye and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
Exploration and evaluation expense totalled $5.0 million and $15.1 million in the three and nine months ended September 30, 2022, respectively, primarily related to early-stage projects in Quebec and Turkiye. In Quebec, Q3 2022 expenses included early-stage drilling programs on the Sigma-Lamaque and Bourlamaque properties, combined totalling 12,420 metres. In Turkiye, exploration programs included drilling on new targets at Efemcukuru totalling 4,522 metres in Q3 2022 and on target definition fieldwork at regional greenfield projects. The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $1.6 million and $10.8 million in the three and nine months ended September 30, 2022, respectively, related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque operations), Efemcukuru and Olympias. Capitalized expenditures of $1.0 million and $3.1 million were also incurred at Stratoni in the three and nine months ended September 30, 2022, respectively. At Stratoni, drilling tested the areas along strike to the west of the Mavres Petres orebody, totalling 2,910 metres in Q3 2022.
At the Triangle deposit, underground drilling programs tested extensions of the C4 zone, totalling 707 metres of drilling in Q3 2022. At Ormaque, drilling focused on stepout holes testing the lateral extent of these zones, and testing new areas along strike and at depth, for a total of 1,926 metres during the quarter. Underground resource conversion drilling continued at Ormaque from the new exploration drift, and totaled 1,941 metres during the quarter.
At Efemcukuru, capitalized exploration was related to resource conversion drilling programs targeting ore shoots in the Bati and Kokarpinar vein systems, totalling 10,971 meters in Q3 2022. In addition, 6,872 metres of stepout drilling tested extensions to current resources in these systems during the period.
At Olympias, drilling targeted extensions to the North ore zone, totalling 1,117 meters in Q3 2022.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $52.5 million in Q3 2022 from $105.1 million in Q3 2021, primarily as a result of lower revenue, combined with higher income taxes paid. In Q3 2022, income taxes paid of $24.0 million ($12.6 million in Q3 2021) primarily related to operations in Turkiye, and included withholding taxes on repatriations of earnings. Net cash generated from operating activities in Q3 2022 was also negatively impacted by mine standby costs of $8.0 million ($9.1 million in Q3 2021).
Cash decreased by $2.5 million in Q3 2022 due to changes in non-cash working capital. Movements included a $12.7 million decrease in accounts payable due to the timing of payments in the quarter which was partly offset by a $6.0 million decrease in accounts receivable due to the timing of receipts and sales tax refunds and a $4.1 million decrease in inventory due to the timing of concentrate sales.
Investing Activities
In Q3 2022, we invested $74.0 million in capital expenditures on a cash basis, of which $32.8 million related to sustaining capital expenditures at our gold mines and primarily included underground development, equipment rebuilds, tailings management facility expansion and processing improvements. $24.2 million was invested in growth capital expenditures and included $9.5 million of waste stripping at Kisladag and $2.7 million for construction of the Kisladag North heap leach pad.

Summary of Capital Expenditures	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Kisladag	$17.6	$17.7	$61.3	$70.9
Lamaque	1.5	10.1	4.2	26.0
Efemcukuru	3.9	—	4.4	—
Olympias	1.2	1.5	4.3	4.0
Growth capital expenditures (1)	$24.2	$29.2	$74.2	$101.0
Kisladag	$4.8	$8.2	$11.6	$14.7
Lamaque	18.2	13.7	44.7	34.0
Efemcukuru	4.1	5.3	13.5	11.7
Olympias	5.7	7.5	19.8	19.0
Sustaining capital expenditures (1)	$32.8	$34.7	$89.6	$79.3
Lamaque	$1.6	$1.8	$10.1	$4.8
Efemcukuru	(0.2)	0.4	—	1.1
Olympias	0.2	0.2	0.7	0.8
Capitalized exploration costs	$1.6	$2.4	$10.8	$6.7
Skouries	$11.8	$3.6	$26.5	$7.2
Stratoni	1.0	2.3	3.1	7.2
Other projects (2)	1.7	5.1	16.6	11.3
Total capital expenditures (3)	$73.1	$77.2	$221.0	$212.7
Reconciliation to cash capital expenditures:
Capital accruals	$2.1	($9.3)	($9.0)	($6.3)
Lease and other non-monetary additions	(1.2)	(3.5)	(2.8)	(6.4)
Total cash capital expenditures	$74.0	$64.4	$209.2	$200.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes non-cash sustaining lease additions.
(3)Does not include capital expenditures related to discontinued operations in Brazil (Q3 2021: $0.6 million, YTD 2021: $2.4 million).

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Financing Activities
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at September 30, 2022.
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at September 30, 2022. No amounts were drawn down under the revolving credit facility in Q3 2022 and, as at September 30, 2022, the balance is nil.
In September 2022, the Fourth ARCA was amended to replace LIBOR with a benchmark rate based on the Secured Overnight Financing Rate (“SOFR”). The Fourth ARCA was also amended to permit the revolving credit facility to be used to provide a bank-issued letter of credit in favour of the Greek banks under the Mandate Letter, if and when definitive binding loan documentation is entered into. The bank-issued letter of credit would be used to backstop the Company's expected equity commitments to Hellas Gold S.A. in respect of the expected development and construction of the Skouries project in Northern Greece (the "Project Letter of Credit"). The amendment to the Fourth ARCA also introduced Euro availability for the Project Letter of Credit.
Flow-Through Financing
On March 14, 2022, we completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8 million ($6.4 million), which will be used to fund continued exploration. On the same date, we also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4 million ($3.2 million), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue.

Capital Resources

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$241.4	$481.3
Term deposits	65.0	—
Working capital (1)	411.2	521.6
Debt – long-term	$497.3	$489.8

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

At September 30, 2022, we had unrestricted cash and cash equivalents and term deposits of $306.4 million compared to $481.3 million at December 31, 2021. At September 30, 2022, the current availability under the revolving credit facility is $249.7 million.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
We believe that our working capital7 of $411.2 million as at September 30, 2022, together with future cash flows from operating activities and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
We are advancing financing for the Skouries project, including entering into the Mandate Letter with Greek banks in September 2022.
Commitments and Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2022 compared to December 31, 2021 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Purchase obligations	$28.7	$7.1	$2.2	$—	$—	$—	$38.0
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.
In September 2022, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices.
7 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Quarterly Results

	2022	2022	2022	2021	2021	2021	2021	2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$217.7	$213.4	$194.7	$244.6	$238.4	$233.2	$224.6	$278.5
Impairment of property, plant and equipment	29.3	—	365.4	13.9	—	—	—	—
Net (loss) earnings from continuing operations(1,2)	(50.5)	(22.7)	(316.8)	(43.1)	8.5	31.0	14.3	30.0
Net earnings (loss) from discontinued operations (1,3)	—	—	—	3.1	(60.8)	(86.8)	(2.4)	1.5
Net (loss) earnings per share from continuing operations (1,2)
- basic	($0.27)	($0.12)	($1.74)	($0.24)	$0.05	$0.17	$0.08	$0.17
- diluted	($0.27)	($0.12)	($1.74)	($0.23)	$0.05	$0.17	$0.08	$0.17

(1)Attributable to shareholders of the Company.
(2)Q4 2020 and Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

Net earnings were negatively impacted in 2022 by cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira and Euro in the first nine months of 2022. Revenue and net earnings in Q1 2022 benefited from an increase in the average realized gold price, but were significantly impacted by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings were negatively impacted in Q1 2021 through Q1 2022 by planned decreases in average ore grade at Kisladag.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. In Q4 2020, a $40.0 million write-down was recorded on capital works in progress at Olympias. In Q4 2021, a $13.9 million ($30.8 million inclusive of deferred tax) impairment was recorded related to the closure of Stratoni. In Q1 2022, a $365.4 million ($345.4 million net of deferred tax) impairment was recorded as a result of a plan to consider selling the Certej project, and a $19.8 million ($15.4 million net of deferred tax) write-down was recorded relating to certain crushing and conveying equipment decommissioned as a result of the installation and commissioning of the HPGR at Kisladag. In Q3 2022, $29.3 million of additional impairment was recorded relating to the Certej project.
Net earnings in 2021 were negatively impacted by the weakening of local currencies, particularly in Q4 2021 with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in December 2021. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira. Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate, resulting in current tax savings in Q4 2020 through Q3 2022.
Net loss from discontinued operations primarily represents a $99.5 million ($89.5 million net of deferred tax) impairment charge recorded on the Tocantinzinho Project in Q2 2021 and a $60.6 million loss recognized in Q3 2021. The Tocantinzinho project was sold in Q4 2021.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2022	184,730,133
- as of October 27, 2022	184,730,133
Share purchase options - as of October 27, 2022 (Weighted average exercise price per share: Cdn$11.22)	3,819,668
Performance share units (2) - as of October 27, 2022	342,670
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.

	The definition of average realized gold price per ounce sold changed in Q1 2022 to add back to revenue certain costs that are deducted from proceeds from gold concentrate sales. These include treatment charges, refining charges, penalties and other costs. In prior periods these costs reduced average realized gold price per ounce sold. As these costs are included in cash operating costs (defined above), this adjustment to average realized gold price per ounce sold will result in greater comparability between metrics. Average realized gold price per ounce sold for 2021 and earlier periods has been adjusted to conform with presentation in subsequent periods.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Production costs (1)	$123.5	$110.2	$337.4	$331.5
Stratoni production costs (2)	—	(2.0)	(0.1)	(31.1)
Production costs – excluding Stratoni	123.5	108.1	337.2	300.4
By-product credits (3)	(22.6)	(15.1)	(60.3)	(44.3)
Royalty expense and selling costs (4)	(5.8)	(12.2)	(18.2)	(28.9)
Cash operating costs	$95.1	$80.8	$258.8	$227.3
Gold ounces sold	118,388	125,189	320,491	352,923
Cash operating cost per ounce sold	$803	$646	$807	$644

(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

For the three months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$31.2	($0.6)	$0.2	($2.4)	$28.4	37,721	$752
Lamaque	27.8	(0.3)	0.1	—	27.5	42,385	650
Efemcukuru	12.7	(0.6)	3.7	0.1	15.9	22,488	709
Olympias	28.7	(21.1)	9.4	6.2	23.2	15,794	1,466
Total consolidated	$100.3	($22.6)	$13.3	$4.0	$95.0	118,388	$803

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$78.6	($2.1)	$0.9	($1.9)	$75.5	94,380	$800
Lamaque	83.5	(1.0)	0.2	0.9	83.6	122,165	684
Efemcukuru	38.6	(2.3)	9.6	0.5	46.3	67,298	689
Olympias	83.9	(54.9)	21.9	2.4	53.3	36,648	1,455
Total consolidated	$284.6	($60.3)	$32.6	$1.9	$258.8	320,491	$807

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
For the three months ended September 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$28.1	($0.9)	$2.2	$1.9	$31.2	51,038	$612
Lamaque	23.7	(0.3)	0.1	0.8	24.2	37,381	646
Efemcukuru	12.6	(0.8)	1.2	0.1	13.2	23,825	552
Olympias	23.3	(13.0)	3.7	(1.6)	12.3	12,945	952
Total consolidated	$87.6	($15.1)	$7.2	$1.2	$80.8	125,189	$646

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the nine months ended September 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$75.0	($2.4)	$2.5	$2.9	$77.9	142,593	$546
Lamaque	70.6	(1.1)	0.2	(0.6)	69.0	101,136	683
Efemcukuru	36.4	(3.3)	4.3	0.4	37.9	70,961	534
Olympias	69.4	(37.4)	11.3	(0.9)	42.4	38,233	1,110
Total consolidated	$251.4	($44.3)	$18.3	$1.9	$227.3	352,923	$644

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Cash operating costs	$95.0	$80.8	$258.8	$227.3
Royalty expense (1)	10.6	12.2	30.4	28.9
Total cash costs	$105.6	$93.0	$289.2	$256.2
Gold ounces sold	118,388	125,189	320,491	352,923
Total cash costs per ounce sold	$892	$743	$902	$726
(1)Included in production costs.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Total cash costs	$105.6	$93.0	$289.2	$256.2
Corporate and allocated G&A	8.6	8.8	27.5	27.2
Exploration and evaluation costs	0.1	4.0	1.4	9.4
Reclamation costs and amortization	1.8	1.3	5.3	4.2
Sustaining capital expenditure	32.8	34.7	89.6	79.3
AISC	$149.0	$141.8	$413.0	$376.3
Gold ounces sold	118,388	125,189	320,491	352,923
AISC per ounce sold	$1,259	$1,133	$1,289	$1,066

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
General and administrative expenses (from consolidated statement of operations for the three and nine months ended September 30, 2022)	$6.8	$7.7	$23.8	$27.5
Add:
Share-based payments expense	2.8	1.7	6.8	5.4
Employee benefit plan expense from corporate and operating gold mines	0.9	0.8	3.5	2.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	(0.1)	(0.4)	(0.3)
Depreciation in G&A	(0.7)	(0.5)	(2.2)	(1.5)
Business development	(0.5)	(0.3)	(1.4)	(4.2)
Development projects	(0.6)	(0.6)	(2.8)	(2.1)
Adjusted corporate general and administrative expenses	$8.6	$8.7	$27.3	$27.1
Regional general and administrative costs allocated to gold mines	—	0.1	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$8.6	$8.8	$27.5	$27.2
Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Exploration and evaluation expense (from consolidated statement of operations for the three and nine months ended September 30, 2022)(1)	$5.0	$4.7	$15.1	$16.6
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.1	2.4	1.4	6.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(5.0)	(3.0)	(15.1)	(13.9)
Exploration and evaluation costs per AISC	$0.1	$4.0	$1.4	$9.4
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Asset retirement obligation accretion (from other income and finance costs note to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022)	$0.6	$0.4	$1.7	$1.1
Add:
Depreciation related to asset retirement obligation assets	1.4	1.0	4.0	3.3
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.4)	(0.2)
Reclamation costs and amortization per AISC	$1.8	$1.3	$5.3	$4.2

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2022)	$73.1	$77.2	$221.0	$212.7
Less: Growth and development project capital expenditure (2)	(38.0)	(36.7)	(119.3)	(116.7)
Less: Capitalized evaluation expenditure	(1.6)	(3.5)	(10.8)	(8.9)
Less: Sustaining capital expenditure Stratoni (3)	—	(1.2)	—	(5.0)
Less: Sustaining capital expenditure equipment leases (4)	(0.7)	(0.8)	(1.1)	(1.5)
Less: Corporate leases	—	(0.3)	(0.1)	(1.3)
Sustaining capital expenditure at operating gold mines	$32.8	$34.7	$89.6	$79.3

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.4	$3.7	$32.1	$—	$—	$0.6	$4.8	$37.5	37,721	$993
Lamaque	27.5	0.9	28.5	—	0.1	0.1	18.2	46.9	42,385	1,106
Efemcukuru	15.9	2.9	18.8	—	(0.2)	0.7	4.1	23.4	22,488	1,039
Olympias	23.2	3.1	26.3	—	0.2	0.5	5.7	32.7	15,794	2,070
Corporate (1)	—	—	—	8.6	—	—	—	8.6	—	73
Total consolidated	$95.0	$10.6	$105.6	$8.6	$0.1	$1.8	$32.8	$149.0	118,388	$1,259

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$75.5	$10.3	$85.8	$—	$—	$1.6	$11.6	$99.0	94,380	1,049
Lamaque	83.6	2.9	86.5	—	0.7	0.3	44.7	132.2	122,165	1,082
Efemcukuru	46.3	10.4	56.8	0.2	—	1.9	13.5	72.4	67,298	1,075
Olympias	53.3	6.9	60.2	—	0.7	1.4	19.8	82.1	36,648	2,240
Corporate (1)	—	—	—	27.3	—	—	—	27.3	—	85
Total consolidated	$258.8	$30.4	$289.2	$27.5	$1.4	$5.3	$89.6	$413.0	320,491	$1,289

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended September 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$31.2	$6.8	$38.0	$0.1	$—	$0.5	$8.2	$46.8	51,038	$916
Lamaque	24.2	0.8	25.0	—	3.4	0.2	13.7	42.2	37,381	1,130
Efemcukuru	13.2	2.6	15.7	—	0.4	0.3	5.3	21.7	23,825	911
Olympias	12.3	2.0	14.3	—	0.2	0.4	7.5	22.4	12,945	1,728
Corporate (1)	—	—	—	8.7	—	—	—	8.7	—	70
Total consolidated	$80.8	$12.2	$93.0	$8.8	$4.0	$1.3	$34.7	$141.8	125,189	$1,133

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
For the nine months ended September 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$77.9	$13.4	$91.4	$0.1	$—	$1.5	$14.7	$107.7	142,593	$755
Lamaque	69.0	2.2	71.2	—	7.2	0.5	34.0	112.9	101,136	1,117
Efemcukuru	37.9	7.9	45.8	—	1.3	0.8	11.7	59.5	70,961	839
Olympias	42.4	5.4	47.8	—	0.8	1.3	19.0	69.0	38,233	1,806
Corporate (1)	—	—	—	27.1	—	—	—	27.1	—	77
Total consolidated	$227.3	$28.9	$256.2	$27.2	$9.4	$4.2	$79.3	$376.3	352,923	$1,066

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$65.7	$—	($0.6)	$65.1	37,721	$1,725
Lamaque	73.1	—	(0.3)	72.8	42,385	1,717
Efemcukuru	34.3	1.7	(0.6)	35.4	22,488	1,574
Olympias	44.6	3.1	(21.1)	26.6	15,794	1,685
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$217.7	$4.8	($22.6)	$199.9	118,388	$1,688
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the nine months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$173.3	$—	($2.1)	$171.2	94,380	$1,814
Lamaque	223.0	—	(1.0)	221.9	122,165	1,817
Efemcukuru	117.0	3.8	(2.3)	118.5	67,298	1,761
Olympias	112.0	8.4	(54.9)	65.6	36,648	1,791
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$625.8	$12.3	($60.8)	$577.3	320,491	$1,801
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
For the three months ended September 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.5	$—	($0.9)	$91.6	51,038	$1,795
Lamaque	66.8	—	(0.3)	66.4	37,381	1,778
Efemcukuru	41.9	0.3	(0.8)	41.3	23,825	1,735
Olympias	35.4	—	(13.0)	22.4	12,945	1,730
Stratoni	1.9	—	(1.9)	—	N/A	N/A
Total consolidated	$238.4	$0.3	($17.0)	$221.8	125,189	$1,772
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the nine months ended September 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$258.9	$—	($2.4)	$256.5	142,593	$1,799
Lamaque	182.3	—	(1.1)	181.2	101,136	1,791
Efemcukuru	126.7	2.0	(3.3)	125.4	70,961	1,767
Olympias	102.9	—	(37.4)	65.5	38,233	1,714
Stratoni	25.4	—	(25.4)	—	N/A	N/A
Total consolidated	$696.3	$2.0	($69.7)	$628.6	352,923	$1,781
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net (loss) earnings attributable to shareholders of the Company (1)	($50.5)	$8.5	($390.0)	$53.9
Impairment of property, plant and equipment, net of tax (2)	24.1	—	302.1	—
Loss on foreign exchange translation of deferred tax balances	18.4	0.5	54.2	13.2
Finance costs related to debt refinancing(3)	—	31.1	—	31.1
(Gain) loss on redemption option derivative	—	(0.2)	7.4	6.7
Gain on deferred tax due to changes in tax rates (4)	—	—	(1.0)	(5.3)
Other write-down of assets, net of tax (5)	—	—	14.2	—
Gain on sale of mining licences, net of tax (6)	—	—	—	(5.3)
Total adjusted net (loss) earnings (1)	($8.0)	$39.9	($13.2)	$94.2
Weighted average shares outstanding (thousands)	183,783	182,447	183,313	179,556
Adjusted net (loss) earnings per share ($/share) (1)	($0.04)	$0.22	($0.07)	$0.52

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Impairment of Certej project in Q1 and Q3 2022, attributable to shareholders of the Company and net of tax.
(3)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(4)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(6)Sale of mining licences in Turkiye in Q2 2021, net of tax.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
(Loss) earnings before income tax (1)	($27.1)	$14.8	($393.8)	$99.0
Depreciation and amortization (1,2)	62.1	51.2	167.0	155.7
Interest income	(1.5)	(0.4)	(2.8)	(1.9)
Finance costs (1)	9.3	41.0	35.2	66.9
EBITDA	$42.8	$106.6	($194.3)	$319.7
Impairment of property, plant and equipment (3)	29.3	—	394.7	—
Other write-down of assets (4)	—	—	18.2	—
Share-based payments expense	2.8	1.7	6.8	5.4
Gain on disposal of assets (1)	(1.5)	(0.2)	(2.3)	—
Gain on sale of mining licences (5)	—	—	—	(7.0)
Adjusted EBITDA	$73.5	$108.1	$223.2	$318.1

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Includes depreciation within general and administrative expenses.
(3)Impairment of Certej project in Q1 and Q3 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021.

Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1)	$52.5	$105.1	$114.7	$253.3
Less: Cash used in investing activities (1)	(103.6)	(101.9)	(315.3)	(196.8)
Add back: Acquisition of subsidiary, net of cash received (2)	—	—	—	19.3
Add back: Purchase of marketable securities (3)	20.2	27.1	20.2	27.1
Add back: Sale of mining licences (4)	—	—	—	(5.0)
Add back: Increase (decrease) in term deposits	5.0	(1.0)	65.0	(59.0)
Add back: Increase in restricted cash	—	0.4	—	0.5
Free cash flow	($25.9)	$29.7	($115.5)	$39.3

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
(2)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(3)Purchase of marketable securities in Q3 2022 includes cash paid on the acquisition of 32.5 million common shares of G Mining Ventures Corp. Purchase of marketable securities in Q3 2021 includes cash paid on the acquisition of Probe Metals Inc.
(4)Cash consideration received on sale of mining licences in Turkiye in Q2 2021.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at September 30, 2022	As at December 31, 2021
Current assets	$568.6	$728.2
Less: Current liabilities	157.4	206.7
Working capital	$411.2	$521.6

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing operations (1)	Q3 2022	Q3 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1)	$52.5	$105.1	$114.7	$253.3
Less: Changes in non-cash working capital	(2.5)	4.1	(38.4)	(4.8)
Cash flow from operating activities before changes in working capital	$55.0	$101.0	$153.1	$258.1
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic and other risks specific to the foreign jurisdictions where we operate; pandemics, epidemics, and public health crises such as COVID-19; the inherent risk associated with project development including for the Skouries project; our ability to maintain community relations and social license; liquidity and financing risk; natural phenomena including climate change and related health and social effects; inflation risks; environmental risks; production and processing risks; risks related to tailings storage facilities and waste disposal; risks related to global economic conditions; our ability to sell to a limited number of smelters and off-takers; risks related to the Russia-Ukraine war; risks related to labour relations and our relationship with our workforce; our ability to service and repay our debt; new or amended government regulation; commodity price risk; the risk associated with mineral tenure and permitting processes; environmental, sustainability, and governance practices and performance; risks related to financial reporting and estimation of carrying value of our assets, effects of actions of non-governmental organizations; our compliance with corruption and anti-bribery laws and sanctions; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; the uncertainty of the mineral resources and their development into mineral reserves; credit risk of our counterparties not meeting their financial obligations; share price volatility; actions of activist shareholders; reliance on infrastructure, commodities, and consumables and currency risk. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2021, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2022 include the following:
•Our business operations use a significant amount of commodities, consumables and other materials. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations have experienced substantial recent increases amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases may be prolonged and have a material adverse effect on our business, financial condition and results of operations.
•Changes in cost or construction schedules can significantly increase both the time and capital required to build our projects, including in respect to the expected cost and construction schedule for the Skouries project. The project remains subject to completion of financing and Board approval. Substantial recent price increases experienced for electricity, fuel and other materials, commodities and consumables may be prolonged and result in increased capital costs for the anticipated construction of Skouries, as well as our ability to obtain financing on acceptable terms.
•We manage credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. We also monitor the credit ratings of all financial institutions in which we hold cash and investments. At September 30, 2022, Turkish Lira deposits equivalent to $65 million U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk.
•We are exposed to foreign exchange risk arising from transactions denominated in foreign currencies. In September 2022, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
There were no other significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2022.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2021 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2021 and 2020. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020.
A number of new standards and amendments to standards are effective for annual periods beginning on or after January 1, 2022 and earlier application is permitted; however, we have not early adopted and continue to evaluate the impact of the new and amended standards in preparing our condensed consolidated interim financial statements for the three and nine months ended September 30, 2022.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, committed", “continue”, “estimates”, “expects”, “forecasts”, "foresee", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "strive", "target" or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the Company’s ability to enter into definitive documentation in respect of the project finance facility for the Skouries project (“Term Facility”), on the terms set out in the non-binding term sheet, on acceptable terms or at all; the terms and conditions of the Term Facility, including the facility amount (including as a

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022 percentage of the total funding requirement), interest rate, cost overrun provisions and shareholder support; timing of definitive documentation in respect of the Term Facility; the Company’s ability to participate in the European Union Recovery and Resilience Facility; assuming definitive documentation is entered into, the completion and drawdown of the proceeds of the Term Facility including the timing thereof; the Company’s ability to obtain complimentary sources of funding including joint-venture equity partners and metal streams and the use of proceeds therefrom; the impact of the Term Facility and funding of Skouries on the Company’s operations, infrastructure, opportunities, financial condition, access to capital and overall strategy; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; the results of the feasibility study, including the forecasts for the economics, life of mine, required capital, costs, and cash flow at the Skouries project; expected production, including grade, at our properties; forecasted NPV, IRR, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expectations on mining operations; requirements for permitting; expectations on emissions; the social and economic impacts and benefits of the Skouries project on the Company’s stakeholders, including in respect of local employment and procurement and in local communities; estimates of Mineral Resources and Reserves, including all underlying assumptions, and the conversion of Mineral Resources to Mineral Reserves; the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company's operations; the Company’s 2022 annual production and cost guidance, including our individual mine production; the timing of production; the timing of resource conversion drilling; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; alternative markets for concentrate shipments; changes in tax rates; completion and timing of, and consideration expected to be received in, the sale of the Certej project; flow-through financings and the use of proceeds therefrom; sustainability targets; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to enter into definitive documentation for the Term Facility on the terms set forth in the non-binding term sheet, on acceptable terms or at all, and to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); the assumption that board approval for a Skouries financing package and re-start of construction will be obtained; our ability to meet our timing objectives for definitive documentation and first drawdown of funds; our ability to execute our plans relating to the Skouries project as set out in the feasibility study, including the timing thereof; ability to obtain all required approvals and permits; the assumptions provided for in the feasibility study will be accurate, including cost estimates; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; timely satisfaction of the conditions precedent to closing the sale of the Certej project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions,

42

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022 dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others the following: increases in financing costs or adverse changes to the terms of available financing, if any, for the Skouries project; ability to enter into definitive documentation for the Term Facility on acceptable terms or at all; ability to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); failure or delays to receive necessary approvals or otherwise satisfy the conditions to the completion of the Term Facility; the proceeds of the Skouries financing not being available to the Company; ability to execute on plans relating to the Skouries project, including the timing thereof, ability to achieve the social impacts and benefits contemplated; inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission ("SEC") that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards;
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2022
Corporate Information
Directors

Carissa Browning [3,4]	Independent Director	Judith Mosely [1,4]	Independent Director
George Burns	President and Chief Executive Officer	Steven Reid [2,5]	Chair of the Board
Teresa Conway [1,2]	Independent Director	Stephen Walker [1,5]	Independent Director
Catharine Farrow [2,4,5]	Independent Director	John Webster [1,3]	Independent Director
Pamela Gibson [2,3,4]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Lisa Ower	Executive VP, People and External Affairs
Paul Ferneyhough	Senior VP, Chief Growth and Integration Officer
Brock Gill	Senior VP, Projects and Transformation
Simon Hille	Senior VP, Technical Services
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkiye
Cara Allaway	VP, Finance
Peter Lewis	VP, Exploration
Graham Morrison	VP, Corporate Development
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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